# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B200
Title of class of securities: 5.50% Series B Cumulative Convertible Preferred Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 07/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001009012

## Reporting persons
- ZAZOVE ASSOCIATES LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 247,866; sole dispositive power 0; shared dispositive power 247,866; aggregate amount beneficially owned 247,866 (8% of the class)
- Zazove Associates, Inc.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Illinois (IL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Gene T. Pretti: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Nevada (NV); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, TEXAS, 75254

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Zazove Associates, LLC, a
Delaware limited liability company; Zazove Associates, Inc., an
Illinois corporation and Gene T. Pretti (referred to collectively as the "Reporting Persons").
Address of principal business office or, if none, residence:
The principal address of the Reporting Persons is
1001 Tahoe Blvd., Incline Village, NV 89451
Citizenship:
Zazove Associates, LLC is organized under the laws of Delaware.
Zazove Associates, Inc. is organized under the laws of Illinois.
Gene T. Pretti is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 247886
Percent of class: 8.05%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 247886
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 247886

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Zazove Associates, LLC is registered as an investment advisor under Section 203 of the Investment Advisors Act of 1940
(15 USC 80b-3) and has discretionary authority with regard to certain accounts that hold the Preferred Securities.
No single account has a more than 5% interest of any class
of the Issuer's equity securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ZAZOVE ASSOCIATES LLC: Lamiaa Dukaj, CCO (08/14/2026)
- Zazove Associates, Inc.: Robert Ryan Shelby, Secretary (08/14/2026)
- Gene T. Pretti: Gene T Pretti, Self (08/14/2026)